FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      For the month of September 18, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



VANNESSA RESPONDS TO CRYSTALLEX'S LAS CRISTINAS ANNOUNCEMENT

VANCOUVER, B.C. SEPTEMBER 17, 2002 - Today's announcement by Crystallex International Corp., of the signing of a contract with the CVG for the development of the Las Cristinas deposit in Venezuela, necessitates a number of explanations by the parties who purportedly signed the contract as well as comments by Vannessa for the benefit of its shareholders.

Since the contract was not made public (except for excerpts quoted in the Crystallex news release), a full statement from Vannessa will be reserved. More important, at this time, are the following questions: Is there in fact a contract? Why was the contract not made available? Why did Crystallex's partner - the CVG, not announce a contract? As late as yesterday, the CVG announced in their communication that, "the representatives of the communities have a list of demands which will be analyzed by the team which is discussing the contract terms" and, further, "during the coming week our team will discuss the technical, financial and social clauses which will form part of the contract".

Assuming that all of the above work was done overnight and a contract was signed, Vannessa would like to inform its shareholders of the following:


1) Without final word on the pending Supreme Court decision, the CVG does not have the authority to enter into any binding contract with respect to the Las Cristinas concessions.

2) It is very likely that the contract as quoted by Crystallex is not legal. According to Vannessa's council, Venezuelan Law and its Constitution dictate precisely under which conditions sub-contracts can be issued. From what can be observed in today's announcement, the agreement does not, even remotely, comply with the applicable laws and regulations.

3) The fact that Crystallex announced that it will pay (which indicates it has not as yet paid) US$15 Million for "drill data, cores, studies . . ." raises the question of ownership of such information. The CVG is still legally in partnership with MINCA (Vannessa's subsidiary through its 100% shareholding in Vannessa de Venezuela C.A.) and as such is bound by contractual obligations and shareholder agreements which include strict confidentiality clauses. A sale of MINCA's assets would be illegal because the assets were established by the investment of US$170 Million and MINCA, and the CVG as a shareholder, still owe the invested capital to its lenders.

4) Both parties to the agreement have at their disposal legal firms and it can, therefore, be assumed that due diligence would have been undertaken and the signing and purchase has been made with the full knowledge of the encumbrances of the assets none of which have been made public. It is very unlikely that this knowledge (and related liabilities) can be covered by the disclaimer attached to the release which states " . . . there can be no assurances that such statements will prove to be accurate . . ."

Vannessa's full analysis and plans to protect its asset will be forthcoming when (and if) the contract is made publicly available.
ON BEHALF OF THE BOARD

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       September 18, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.